August 1, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Next Meats Holdings, Inc.

Form 8-K

Filed July 24, 2023

File No. 000-56167

To the men and women of the SEC:

On behalf of Next Meats Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments provided in the SEC comment letter dated July 28, 2023, addressed to Mr. Koichi Ishizuka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 8-K on July 24, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form 8-K filed July 24, 2023

Item 4.02 Non-Reliance On Previously Issued Financial Statements Or A Related Audit Report Or Completed Interim Review. , page 2

1. Please amend your filing to address all required elements contemplated in Item 4.02(a) & (b) of Form 8-K as applicable. In addition, we note your brief description of the facts underlying the conclusion only addresses the par value of the share issuance. It appears you should also address in your disclosure, the previously recognized $5.9 billion of share-based compensation expense associated with the shares and how the reversal is expected to impact your accounts.

Company Response: We have revised accordingly herein.

Date: August 1, 2023

/s/ Koichi Ishizuka

Koichi Ishizuka

Chief Executive Officer